Contact

www.linkedin.com/in/darrell-
thompson-b6687613b (LinkedIn)

Darrell Thompson

Co-Founder & COO at Deepr
Atlanta Metropolitan Area

Experience

Deepr | A Deeper Dive into Music
Co-Founder & COO
April 2018 - Present (4 years 1 month)
Greater Atlanta Area

Nseason Entertainment
Entertainment Manager

Education

University of Michigan
Doctor of Law - JD · (1988 - 1990)

University of Michigan
Bachelor of Arts - BA · (1983 - 1987)